November 6, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Global X MSCI
Emerging Markets Covered Call ETF, a series of Global X Funds, under the Exchange
Act of 1934.

Sincerely,

